TERRA.DO INC.

AUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDING
DECEMBER 31, 2020

TERRA.DO INC.

Audited Financial Statements

FOR THE YEAR ENDING DECEMBER 31, 2020

CONTENTS OF REPORT

Lama Najib
Certified Public Accountant in
the United States of America
License 0033681
State of Colorado

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

INDEPENDENT ACCOUNTANTS' AUDIT REPORT

To the Members of TERRA.DO INC.,

56 Dudley Ln, #106 Stanford,

CA 94305

I have audited the accompanying financial statements of TERRA.DO INC., which comprise the Balance Sheet as of December 31, 2020, and the related Statements of Income, Changes in Stockholders' Equity and Cash Flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. The audit was conducted in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of TERRA.DO INC. as of December 31, 2020, and the results of its operations and cashflows for the years then ended in conformity with U.S. generally accepted accounting principles.

US CPA Colorado
0033681

11/30/2021

TERRA.DO INC.

BALANCE SHEET
AS OF DECEMBER 31, 2020

		As of December 31, 2020
Assets		
Current assets:		
Cash and cash equivalents	$	1,393,740
Total current assets		**1,393,740**
Intangible assets:		
Software		55,000
Total intangible assets		55,000
Total Assets	$	**1,448,740**
Liabilities & Stockholders' Equity		
Current liabilities:		
Credit Cards	$	5,883
Total current liabilities		**5,883**
Non-current Liabilities:		
SAFE convertible notes		1,507,285
Total non-current liabilities		**1,507,285**
Total Liabilities:	$	**1,513,168**
Stockholders' equity (deficit):		
Common stock, $0.00001 par value, 20,000,000 shares authorized, 8,000,000 shares issued and outstanding as of December 31, 2020		80
Additional Paid-in Capital - Common stock		-
Accumulated Profits (losses)		-
Net income (loss)		(64,508)
Total stockholders' equity (deficit):		(64,428)
Total Liabilities and stockholders' equity	$	**1,448,740**

TERRA.DO INC.

STATEMENT OF INCOME
FOR THE YEAR ENDING DECEMBER 31, 2020

		2020
Revenue:		
Subscription revenues	$	108,444
Total revenues		**108,444**
Expenses:		
Salaries, benefits & payroll taxes		60,973
IT software & consumables		10,935
IT services		55,000
Legal & Professional Services		30,277
Advertising & Marketing		7,282
Payroll processing fees		482
Credit & Collection costs		4,186
Bank Charges & Fees		59
Utilities		698
Dues & Subscriptions		2,905
Miscellaneous expenses		155
Total Expenses		**172,952**
Income from operations (loss)		**(64,508)**
Other Income (Expenses):		
Interest income		-
Total Other Income (expenses)		-
Net income (loss) for the year		**(64,508)**

The accompanying notes are an integral part of these financial statements.

TERRA.DO INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDING DECEMBER 31, 2020

	Common Stock	Amount	Retained Earnings (accumulated deficit)	Total
Beginning Balance, December 31, 2019	-	-	-	**-**
Common stock	8,000,000	80	-	**80**
Net income (loss)	-	-	(64,508)	**(64,508)**
Ending Balance, December 31, 2020	**8,000,000**	**80**	**(64,508)**	**(64,428)**

The accompanying notes are an integral part of these financial statements.

TERRA.DO INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING DECEMBER 31, 2020

	As of December 31, 2020
Cash flow From Operating Activities:	
Net income (loss)	$ (64,508)
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Changes in:	
Credit Cards	5,883
Net cash provided (used) by operating activities	**(58,625)**
Cash flow From Investing Activities:	
Software Additions	(55,000)
Net cash provided (used) by investing activities	**(55,000)**
Cash flow from Financing Activities	
Issuance of SAFE convertible notes	1,507,285
Proceeds from issuance of common stock	80
Net cash provided (used) by financing activities	**1,507,365**
Increase (decrease) in Cash	1,393,740
Cash, beginning of year	-
Cash, end of year	$ **1,393,740**

The accompanying notes are an integral part of these financial statements.

About the Company & its Nature of operations

TERRA.DO INC. ('the Company'), is a Delaware corporation formed on April 13, 2020. The Company operates as an online climate school and collaborates with experts from the field to offer learners an overview of the entire climate landscape.

Fiscal year

The Company operates on a December 31st year-end.

Summary of significant accounting policies:

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste.

These adverse conditions could affect the Company's financial condition and the results of its operations.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2020.

Intangible Assets

Intangible assets are stated at their historical cost and an adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. Intangible assets recognized on Company books consist of software development costs that were incurred by the Company. Software development costs which were capitalized are based on an estimate of costs which were incurred to establish technological feasibility.

The Company evaluates the recoverability of intangible assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances include but are not limited to the following: 1) a significant decrease in the market value of the asset, 2) a significant adverse change in the extent or manner in which an asset is used 3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of the estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgement and actual results may differ from assumed and estimated amounts.

No impairment charges were made as of December 31, 2020.

SAFE (Single Agreement for Future Equity) Convertible notes

During 2020, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price.

If there is a Liquidity Event before the expiration or termination of the SAFEs, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, pro rata, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a Dissolution Event before the SAFE note expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred, or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Expense Recognition

The Company recognizes and records expenses for services, supplies and other products as they are incurred and accrues those amounts which relate to payments that are yet to be paid to vendors as 'Accounts payable'.

TERRA.DO INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2020

Advertising & Marketing

Advertising and Marketing costs are expensed as incurred and consist of payments to various vendors for services/products to promote the Company.

Income taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2020. Net operating losses will be carried forward to reduce taxable income in future years.

The Company is subject to franchise tax filing requirements in the State of Delaware.

Equity

Under the articles of incorporation, the Company is authorized to issue Common Stock. The total number of shares of Common Stock authorized to be issued is twenty million (20,000,000) shares at a par value of $0.00001 per share.

TERRA.DO INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2020

Common Stock

As of December 31, 2020, the total number of shares of Common Stock issued and outstanding was 8,000,000.

Related party transactions

On September 25, 2020, the company entered into a services agreement with Terra.do software LLP ('the service provider'), an India based Company that is engaged in the business of designing, development, customization, implementation, maintenance, testing and benchmarking, and dealing in computer software and solutions. During 2020, the Company paid $110,000 to the service provider to develop and maintain the Company's software.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Subsequent events

The Company evaluated subsequent events through May 1, 2021, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.